FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the month of November, 2004

                        Commission File Number: 000-28994

                                    Eidos plc

                             Wimbledon Bridge House,
                          1 Hartfield Road, Wimbledon,
                             London, United Kingdom
                                 44 208 636 3000
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                   Form 20-F

                                      |X|

                                   Form 40-F

                                      |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                      Yes

                                      |_|

                                       No

                                      |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __N/A______

                  Eidos Current Trading and Outlook


    LONDON--(BUSINESS WIRE)--Nov. 25, 2004--During the current financial year (FY05), Eidos (Nasdaq: EIDSY) (LSE: EID.L) has launched three key titles. ShellShock: Nam '67 (launched in September), has proved to be a successful new franchise with shipments to date of circa 800,000 units, and with strong sell through, which exceeds our original forecasts. A sequel is already underway. In addition, Backyard Wrestling 2: There Goes The Neighborhood and Crash 'n' Burn have recently been launched on schedule and initial shipments were in-line with management's expectations.
    As previously announced, the PC release of Championship Manager 5 was deferred from October 2004 in order to allow for further development and refinement of the game. It will now release, closely followed by the platform and online versions, in the second half of FY05 on a date to be announced in due course. This will add to the already heavily weighted and strong second half release line-up which will see Project: Snowblind and Imperial Glory release in Q3 and Just Cause, 25 to Life and Commandos Strike Force, together with the eagerly awaited next in the series of Hitman and Lara Croft Tomb Raider, all currently scheduled for Q4 release.
    We believe that the fundamental strengths of Eidos, in terms of its owned intellectual property, creative talent and technical capabilities, continue to make it one of the leading independent companies in the sector. However, given the volatility inherent in the hit-driven computer games industry and the increasing levels of development expenditure required to launch new titles, the outlook for Eidos as a listed company remains challenging.

    IO Acquisition

    The integration of IO Interactive, the Danish games developer that we acquired in April this year, has been a success. In addition to bringing ownership and control of the highly acclaimed Hitman franchise in-house, IO has provided the Company with significant additional, high quality development capability and technical expertise. Specifically, IO is now leading the Group's in-progress transition programme to the next generation PlayStation and Xbox hardware platforms.

    Strategic Review

    As shareholders will be aware, the Board announced in June that it intended to undertake a strategic review of both the business and the future direction of the Company.
    During the review process, we concluded that shareholders' interests would be best served by exploring the sale of the Company. Consequently, in conjunction with our financial advisers, UBS, we prepared a short list of the most likely potential partners. We then held preliminary discussions on a confidential basis with short listed candidates as well as with certain other interested parties who approached us directly. Following this initial review, more detailed discussions were progressed with a smaller number of potential acquirers and due diligence is now continuing with certain of these parties.
    The Board is pursuing this process with the utmost vigour and with the objective of securing an acceptable offer for the Company. It is our intention to bring this process to a satisfactory conclusion as soon as possible. However, at this point in the discussions, there can be no assurance that an offer for the Company will be forthcoming.
    In parallel with the strategic review, the senior executive team has remained focused on its day-to-day management responsibilities in driving the business with the aim of achieving our FY05 operating objectives.

    Eidos plc is listed on the London Stock Exchange (ticker: EID.L) and on the Nasdaq National Market (symbol: EIDSY). Further information on the Company can be found at www.eidos.com
    Eidos and the Eidos logo are trademarks of Eidos plc. All other names and/or brands and/or product names referred to in this release are registered trademarks or trademarks pending registration belonging to Group companies. All rights reserved.
    Statements made in this release with respect to the Group's plans, strategies and beliefs and other statements that are not historical facts are forward-looking statements (as that term is defined in the United States Private Securities Legislation Reform Act 1995) that involve risks and uncertainties because they relate to events and depend on circumstances that may occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including without limitation, general economic conditions in the Group's markets, particularly levels of consumer spending; exchange rates, particularly between the pound sterling and the U.S. dollar, in which the Group makes significant sales; and the Group's ability to continue to win acceptance of its products, which are offered in highly competitive markets characterised by continuous new product introductions, rapid developments in technology, subjective and changing consumer preferences (particularly in the entertainment business) and other risks described in periodic reports and filings with the Security and Exchange Commission. The Company undertakes no obligation to update any forward looking statements contained in this release, whether as a result of new information, future events or otherwise.


    CONTACT: Brunswick
             Jonathan Glass, +44(0) 207 404 5959
             or
             Wendel Verbeek,  +44(0) 207 404 5959
             or
             Nina Devlin, (+1) 212 333 3810

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                 Eidos plc
                 ---------

By:     /S/ Stuart Cruickshank
        ----------------------
        Stuart Cruickshank
        Chief Financial Officer


By:     /S/ Michael McGarvey
        --------------------
        Michael McGarvey
        Chief Executive Officer


Date: 25 November 2004
      -----------------


                                    Eidos Plc

                                    Form 6-K

                                Table of Contents


The following documents were filed as part of this Form 6-K:


Exhibit                                                                Reference

Press Release dated 25 November 2004 - Eidos AGM Statement
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